Exhibit 99.1

Sapiens Enters into Agreements for Israeli Private Placement of Additional Series B Debentures

Company completes the sale of the entire NIS 280 million (approximately US $80 Million) principal amount of Series B Debenture series in Israel

Holon, Israel – September 18, 2017 – Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, with a growing presence in the financial services sector, today announced that it has entered into agreements with Israeli accredited investors for the private placement of additional principal amounts of the Company’s Series B Debentures, for aggregate proceeds of NIS 45.65 million (approximately US $12.9 million). Upon issuance of these additional debentures, Sapiens will have sold the entire NIS 280 million principal amount of Series B Debentures that it offered in Israel.

The issuance of these additional Series B Debentures is subject to the approval of the Tel Aviv Stock Exchange for the listing for trading thereon. Once issued, the terms of these additional Series B Debentures will echo, for all purposes, the terms of the Series B Debentures recently offered publicly by Sapiens in Israel.

“We are very pleased that we are able to complete the sale of the entirety of our Series B debenture series in Israel as planned,” said Roni Al-Dor, President and CEO of Sapiens. “The additional, private sales of debentures reinforce the market’s confidence in our ability to utilize the proceeds from this offering properly and to repay this long-term debt in a timely manner.

Al-Dor added: “As with the public offering of debentures, the proceeds from these private-placed debentures will also be utilized for general corporate purposes, including repayment of our existing bank loan, strengthening our balance sheet, providing us with additional working capital to support our development needs, and pursuing additional M&A business opportunities as they arise.”

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) is a leading global provider of software solutions for the insurance industry, with an emerging focus on the broader financial services sector. We offer core, end-to-end solutions to the global general insurance, property and casualty, life, pension and annuities, and retirement markets, as well as business decision management software. We have a track record of over 30 years in delivering superior software solutions to more than 400 financial services organizations. The Sapiens team of approximately 2,500 professionals operates through our fully-owned subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific. For more information: www.sapiens.com.

 No Offering in U.S.

This press release is not an offer of Sapiens’ Series B Debentures in the United States. The Series B Debentures may not be offered or sold in the United States absent registration under the U.S. Securities Act of 1933 or an exemption from the registration requirements thereunder. The private placement of the Series B Debentures described in this press release was made only in Israel to Israeli accredited investors, and was not registered under the Securities Act and will not be offered or sold in the United States or to U.S. persons (as defined in Regulation S under the Securities Act), except pursuant to an applicable exemption from registration under the Securities Act.

Forward Looking Statements

Some of the statements in this press release may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities and Exchange Act of 1934 and the United States Private Securities Litigation Reform Act of 1995. Words such as “will,” “expects,” “believes” and similar expressions are used to identify these forward-looking statements (although not all forward-looking statements include such words). These forward-looking statements, which may include, without limitation, projections regarding our future performance and financial condition, are made on the basis of management’s current views and assumptions with respect to future events. Any forward-looking statement is not a guarantee of future performance and actual results could differ materially from those contained in the forward-looking statement.

These statements speak only as of the date they were made, and we undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. We operate in a changing environment. New risks emerge from time to time and it is not possible for us to predict all risks that may affect us. For more information regarding these risks and uncertainties, as well as certain additional risks that we face, please refer to the Risk Factors detailed in Item 3.D of our Annual Report on Form 20-F for the year ended December 31, 2016, and subsequent reports and registration statements furnished to, or filed with, the Securities and Exchange Commission from time to time.

Investor and Media Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer and Head of Corporate Communications

Sapiens International

Mobile: +1-201-250-9414

Phone: +972-3-790-2026

Email: Yaffa.cohen-ifrah@sapiens.com